MOL Plc.
Finance

RECEIVED
2008 AUG 18 P 2:14

6th August, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08004389

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
AUG 20 2008
THOMSON REUTERS

Enclosure

dlw 8/18

RECEIVED
2008 AUG 18 P 2:14

INVESTOR NEWS

6 August 2008

MOL takes note of OMV's decision

MOL takes note of OMV's decision to abandon its hypothetical approach for MOL. This decision recognizes, as MOL has consistently maintained for over a year, that their irrational business plan for combination of the two businesses raised very serious competition issues, was inherently value-destructive and would be against economic and strategic rationale.

MOL pays highlighted attention to shareholders' interests and closely monitors potential opportunities regarding the existing twenty percent holdings in OMV's hands.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END